UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number 001-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Consolidated Balance Sheets

		September 30,
		2009	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2009

Assets
Fixed Assets
Intangible fixed assets	4	43,027	42,860
Tangible fixed assets	5	443,338	397,593
Financial fixed assets	6	22,812	19,298

		509,177	459,751

Current Assets
Stocks	7	2,396	2,174
Work in progress	7	4,087	3,727
Debtors	8	62,686	51,350
Cash at bank and in hand	9	38,131	34,678

		107,300	91,929

Total Assets		616,477	551,680

Shareholders’ Equity & Liabilities
Shareholders’ equity		137,838	118,214
Minority shareholders’ interest	10	34,995	35,080

Group Equity		172,833	153,294

Negative goodwill	11	1,182	1,210
Provisions	12	66,279	60,328
Deferred revenue	12	61,472	51,708
Long term liabilities	13	235,051	161,812
Current liabilities	14	79,660	123,328

Total Liabilities		443,644	398,386

Total Shareholders’ Equity and Liabilities		616,477	551,680

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

	Three months ended September 30, 2009			Three months ended September 30, 2008
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	43,822	—	43,822	44,294	—	44,294
Operating Expenses
Raw and auxiliary materials and other external costs	11,598	—	11,598	10,498	—	10,498
Staff costs	10,087	—	10,087	9,531	—	9,531
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,248	—	6,248	6,441	—	6,441
Profit on disposal of intangible and tangible fixed assets	(40)	—	(40)	(4)	—	(4)
Other operating charges	6,960	—	6,960	7,669	—	7,669

	34,853	—	34,853	34,135	—	34,135

Operating Profit	8,969	—	8,969	10,159	—	10,159

Gain on disposal of subsidiary	—	248	248	—	248	248
Net Financial Income and Expense
Exchange rate results	467	—	467	3,443	—	3,443
Interest income	211	—	211	1,554	—	1,554
Interest expense	(895)	—	(895)	(4,410)	—	(4,410)

	(217)	—	(217)	587	—	587

Profit before Taxation	8,752	248	9,000	10,746	248	10,994
Taxation	(1,259)	(69)	(1,328)	(5,067)	(69)	(5,136)

Profit after Taxation	7,493	179	7,672	5,679	179	5,858
Minority Interest	(284)	—	(284)	(310)	—	(310)

Net Profit	7,209	179	7,388	5,369	179	5,548

Earnings per share — Basic and Diluted	0.23	0.01	0.24	0.17	0.01	0.18
Weighted average number of shares — Basic and Diluted	30,566,174	30,566,174	30,566,174	30,566,007	30,566,007	30,566,007

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

		Six months ended September 30, 2009			Six months ended September 30, 2008
Amounts, except shares and		Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed		operations	operations	Total	operations	operations	Total
in thousands of USD	Notes	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	15	84,717	—	84,717	87,256	—	87,256
Operating Expenses
Raw and auxiliary materials and other external costs		22,095	—	22,095	20,531	—	20,531
Staff costs		18,773	—	18,773	18,401	—	18,401
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		12,191	—	12,191	12,366	—	12,366
Profit on disposal of intangible and tangible fixed assets		(1,275)	—	(1,275)	(804)	—	(804)
Other operating charges		14,333	—	14,333	14,955	—	14,955

		66,117	—	66,117	65,449	—	65,449

Operating Profit	15	18,600	—	18,600	21,807	—	21,807

Gain on disposal / termination of subsidiary	17	—	248	248	—	251	251
Net Financial Income and Expense
Exchange rate results		719	—	719	3,262	—	3,262
Interest income		433	—	433	2,096	8	2,104
Interest expense		(1,327)	—	(1,327)	(7,543)	(1)	(7,544)

		(175)	—	(175)	(2,185)	7	(2,178)

Profit before Taxation		18,425	248	18,673	19,622	258	19,880
Taxation	16	(4,270)	(69)	(4,339)	(8,162)	(69)	(8,231)

Profit after Taxation		14,155	179	14,334	11,460	189	11,649
Minority Interest	10	(450)	—	(450)	(608)	—	(608)

Net Profit	15	13,705	179	13,884	10,852	189	11,041

Earnings per share — Basic and Diluted		0.44	0.01	0.45	0.35	0.01	0.36
Weighted average number of shares — Basic and Diluted		30,566,091	30,566,091	30,566,091	30,566,007	30,566,007	30,566,007

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2008	24,220	87,784	14,895	—	9,827	136,726

Appropriation of prior year’s result	—	—	—	4,326	(4,326)	—
Distribution to shareholders	—	—	—	—	(5,502)	(5,502)
Net result for the year	—	—	—	—	17,841	17,841
Currency translation	(3,929)	—	(26,922)	—	—	(30,851)

Net movement for the period	(3,929)	—	(26,922)	4,326	8,013	(18,512)

Balance at March 31, 2009	20,291	87,784	(12,027)	4,326	17,840	118,214

Changes during the period (unaudited):
Appropriation of prior year’s result	—	—	—	15,090	(15,090)	—
Issue of shares	11	56	—	—	—	67
Distribution to shareholders	—	—	—	—	(2,751)	(2,751)
Net result for the period	—	—	—	—	13,884	13,884
Currency translation	2,050	—	6,374	—	—	8,424

Net movement for the period	2,061	56	6,374	15,090	(3,957)	19,624

Balance at September 30, 2009 (unaudited)	22,352	87,840	(5,653)	19,416	13,883	137,838

The authorized share capital of the Company as at September 30, 2009 amounts to EUR 50 million (USD 73.1 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.73) each. Issued share capital amounts to EUR 15.3 million (USD 22.4 million) and consists of 30,581,343 common shares with a nominal value of EUR 0.50 (USD 0.73) each. Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	13,884	11,041
Adjustments for:
Minority interest	450	608
Taxation	4,339	8,231
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,191	12,366
Profit on disposal of intangible and tangible fixed assets	(1,275)	(804)
Interest income	(433)	(2,104)
Interest expense	1,327	7,544
Exchange rate results	(719)	(3,262)
Gain on disposal / termination of subsidiary	(248)	(251)
Changes in provisions	1,577	4,052
Changes in stocks and work in progress	(344)	(470)
Changes in debtors	(7,362)	(12,244)
Changes in current liabilities	12,852	14,095
Changes in long term debtors	(4)	(125)
Interest received	337	1,832
Interest paid	(4,374)	(5,156)
Tax paid	(3,091)	(2,507)

	29,107	32,846

Cash Flow used in Investing Activities
Purchases of intangible fixed assets	(37)	(46)
Purchases of tangible fixed assets	(26,500)	(18,243)
Increase in restricted cash balances	(67)	(376)

Total capital expenditure	(26,604)	(18,665)
Proceeds from disposals of tangible fixed assets	1,340	1,289
Purchases of subsidiaries and joint ventures, net of cash	—	(58,739)
Purchase of minority interest in subsidiary	—	(149)
Proceeds from disposal / termination of subsidiary, net of cash	248	3

	(25,016)	(76,261)

Cash Flow from/(used in) Financing Activities
Issue of shares	67	—
Issue of shares to minority shareholder in China Water	—	1,972
New loans	3,753	43,625
Loans repaid	(2,512)	(7,531)
Changes in bank overdrafts	89	28
Distributions made to shareholders	(2,751)	(5,502)
Distributions made to minority interests	(848)	(432)

	(2,202)	32,160

Total Cash Flow	1,889	(11,255)

Exchange and translation differences on cash at bank and in hand	1,564	(1,190)

	3,453	(12,445)

Cash at bank and in hand at beginning of period	34,678	54,380

Cash at bank and in hand at end of period	38,131	41,935

The accompanying notes form part of these unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial
Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in seven countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
From April 1, 2009 until September 30, 2009 between 41% and 42% of the Company’s stock has been publicly owned with the remainder owned by Biwater Investments Limited.
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of September 30, 2009 and March 31, 2009, the results of operations for the three and six months ended September 30, 2009 and 2008 and cash flows for the six months ended September 30, 2009 and 2008.
Certain amounts have been reclassified within the comparative periods so as to be consistent with the current period’s presentation.
The results of operations for the six months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2009 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2009.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		six months		Average		six months
	As at	ended	As at	year ended	As at	ended
	September 30,	September 30,	March 31,	March 31,	September 30,	September 30,
	2009	2009	2009	2009	2008	2008

Euro	0.684	0.716	0.753	0.708	0.712	0.655
British Pound	0.625	0.635	0.698	0.592	0.561	0.519
Chilean Peso	550.200	556.820	582.250	556.860	551.200	496.143
Mexican Peso	13.505	13.479	14.103	12.035	10.987	10.446
South African Rand	7.578	8.136	9.510	8.718	8.281	7.773
Indonesian Rupiah	9,665.000	10,330.000	11,555.000	10,260.000	9,430.000	9,234.000
Philippine Peso	47.380	48.057	48.325	46.135	47.050	44.261
Chinese Yuan	6.826	6.829	6.834	6.871	6.849	6.902

4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2008 At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

Changes during the year:

Acquisitions of subsidiaries, joint ventures and minority interest	5,026	3,685	22,480	31,191
Additions	118	—	18	136
Amortization	(522)	(485)	(1,074)	(2,081)
Currency translation differences — cost	(1,160)	(4,836)	(737)	(6,733)
Currency translation differences — amortization	93	1,482	348	1,923

	3,555	(154)	21,035	24,436

Net book value at March 31, 2009 At cost	9,397	16,811	26,169	52,377
Accumulated amortization	(2,878)	(4,854)	(1,785)	(9,517)

	6,519	11,957	24,384	42,860

Changes during the period (unaudited):
Additions	—	—	37	37
Amortization	(203)	(283)	(727)	(1,213)
Currency translation differences — cost	517	980	322	1,819
Currency translation differences — amortization	(46)	(287)	(143)	(476)

	268	410	(511)	167

Net book value at September 30, 2009 (unaudited) At cost	9,914	17,791	26,528	54,233
Accumulated amortization	(3,127)	(5,424)	(2,655)	(11,206)

	6,787	12,367	23,873	43,027

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2008 At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Changes during the year:
Acquisition of subsidiaries and joint ventures	15,370	73,473	4,086	140	93,069
Additions	3,690	27,870	14,966	1,342	47,868
Disposals	(426)	(168)	(372)	(36)	(1,002)
Depreciation	(2,140)	(7,551)	(10,083)	(1,168)	(20,942)
Reclassifications — cost(1)	9,686	3,778	(12,131)	(520)	813
Reclassifications — depreciation(1)	(3,346)	(2,526)	4,644	415	(813)
Other changes	(1)	2	(9)	25	17
Currency translation differences—cost	(19,018)	(59,829)	(46,885)	(3,615)	(129,347)
Currency translation differences—depreciation	4,114	11,936	22,786	2,737	41,573

	7,929	46,985	(22,998)	(680)	31,236

Net book value at March 31, 2009 At cost	88,056	285,291	144,391	10,680	528,418
Accumulated depreciation	(16,304)	(42,620)	(64,082)	(7,819)	(130,825)

	71,752	242,671	80,309	2,861	397,593

Changes during the period (unaudited):
Additions(2)	108	18,098	4,351	599	23,156
Disposals	(8)	—	(57)	—	(65)
Depreciation	(1,085)	(4,058)	(5,329)	(524)	(10,996)
Other changes	—	11	(10)	8	9
Currency translation differences—cost	6,449	26,149	14,479	1,198	48,275
Currency translation differences—depreciation	(1,428)	(4,952)	(7,357)	(897)	(14,634)

	4,036	35,248	6,077	384	45,745

Net book value at September 30, 2009 (unaudited) At cost	94,606	329,547	162,636	12,385	599,174
Accumulated depreciation	(18,818)	(51,628)	(76,250)	(9,140)	(155,836)

	75,788	277,919	86,386	3,245	443,338

(1)	Management reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets were reclassified during the period.

(2)	Includes additions of USD 7.7 million made by Zhumadian China Water Company Limited.

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

Changes during the year:
Acquisitions of subsidiaries and joint ventures	—	1,107	—	1,107
Additions	24	—	98	122
Redemptions	—	—	(1,104)	(1,104)
Deferred taxes charged in the statement of income	—	(818)	—	(818)
Decrease in provision	248	—	—	248
Transfer to short term debtors	(2,232)	—	—	(2,232)
Currency translation difference	(156)	(3,569)	(846)	(4,571)

Balance at March 31, 2009	877	15,574	3,077	19,528
Less: Short term portion	—	(67)	(163)	(230)

Long term portion	877	15,507	2,914	19,298

Changes during the period (unaudited):
Additions	15	—	67	82
Redemptions	—	—	(169)	(169)
Deferred taxes credited in the statement of income	—	1,766	—	1,766
Transfer to short term debtors	(11)	—	—	(11)
Currency translation difference	30	1,076	510	1,616

Balance at September 30, 2009 (unaudited)	911	18,416	3,485	22,812
Less: Short term portion	—	—	—	—

Long term portion	911	18,416	3,485	22,812

7—Stocks and work in progress

	September 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Raw materials and consumables	2,388	2,115
Work in progress	4,087	3,727
Finished products and goods for resale	8	59

	6,483	5,901

8—Debtors

	September 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Trade debtors(1)	44,611	31,975
Provision for bad & doubtful debts	(4,702)	(4,012)

Trade debtors, net	39,909	27,963

Receivables from affiliated companies*	716	1,352
Taxation and social security	3,519	4,266
Promissory notes	2,728	2,356
Other debtors	3,855	4,873
Prepayments	11,959	10,540

	62,686	51,350

*	Affiliated companies are companies in the Biwater group and partners in our proportionately consolidated companies.

(1)	Trade debtors at September 30, 2009 includes an amount of USD 7.1 million (March 31, 2009: USD 7.1 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008 but that have not been paid by the client. The client has approved these rate increases and accordingly the existence of the amounts outstanding is not under challenge. Management considers these amounts to be recoverable in full notwithstanding the present delay in their payment.

9—Cash at bank and in hand

	September 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Cash at bank and in hand	28,939	22,999
Short term deposits	12,480	14,160
Less: Restricted cash balances	(3,485)	(3,077)
Other cash equivalents—liquidity fund	197	596

	38,131	34,678

10—Minority shareholders’ interest

	Six
	months
	ended	Year
	September 30,	ended
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Balance at beginning of period	35,080	16,101
Changes during the period:
Acquisition of subsidiaries(1)	—	16,826
Issue of shares	—	1,972
Share of profits	450	1,012
Dividends paid and payable	(848)	(434)
Purchase of minority interest(2)	—	(548)
Currency translation differences	313	151

Balance at end of period	34,995	35,080

(1)	Minority interest arising from acquisition of subsidiaries in the year ended March 31, 2009 relates to the acquisition of a 51% shareholding in a newly incorporated subsidiary providing water services to the inhabitants of Zhumadian, China.

(2)	On August 21, 2008 Cascal Operations (Pty) Limited (COPS), a South African subsidiary of the Company, purchased the 10% minority shareholding in The Greater Nelspruit Utility Company (Pty) Ltd (GNUC) held by Sivukile Investments (Pty) Ltd. (Sivukile), a black empowerment enterprise for 8.4 million Rand (USD 1.0 million). USD 0.9 million of this consideration was in settlement of an outstanding loan together with accrued interest from COPS to Sivukile with the remainder paid in cash. USD 0.5 million of goodwill was generated as a result of this purchase and is included in note 4. GNUC operates our concession agreement in Nelspruit, South Africa and is now a 100% subsidiary of the Group.
11—Negative goodwill

	Six
	months
	ended	Year
	September 30,	ended
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Balance at beginning of period	1,210	1,232
Amortization	(28)	(55)
Currency translation differences	—	33

Balance at end of period	1,182	1,210

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred	Other
Amounts expressed in thousands of USD	provisions	liabilities	revenue	provisions	Total

Balance at April 1, 2008	14,167	51,510	60,664	—	126,341

Acquisition of subsidiaries	1,386	6,105	—	18	7,509
Contributions receivable	—	—	8,186	—	8,186
Employer contributions payable	(1,894)	—	—	—	(1,894)
Charged/(credited) to statement of income	329	6,199	(1,592)	5	4,941
Currency translation differences	(3,696)	(13,801)	(15,550)	—	(33,047)

Balance at March 31, 2009	10,292	50,013	51,708	23	112,036

Changes during the period (unaudited):
Contributions receivable	—	—	3,169	—	3,169
Employer contributions payable	(1,704)	—	—	—	(1,704)
Charged/(credited) to statement of income	936	570	(825)	—	681
Currency translation differences	1,031	5,118	7,420	—	13,569

Balance at September 30, 2009 (unaudited)	10,555	55,701	61,472	23	127,751

13—Long term liabilities

	Unsecured	Secured	Finance
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total

Balance at April 1, 2008	1,047	184,495	10,545	890	196,977
Less: Short term portion	—	(5,340)	(1,400)	(47)	(6,787)

Long term portion	1,047	179,155	9,145	843	190,190

Changes during the year:
Acquisitions of subsidiaries	20,214	7,725	—	—	27,939
New loans	8,718	48,130	396	—	57,244
Interest added to loan balance	—	6,005	—	—	6,005
Repayment of loans	—	(11,673)	(1,270)	—	(12,943)
Transferred to current liabilities(1)	—	(60,000)	—	—	(60,000)
Currency translation differences	(198)	(43,405)	(2,727)	(54)	(46,384)

Balance at March 31, 2009	29,781	131,277	6,944	836	168,838
Less: Short term portion	(1,518)	(4,539)	(922)	(47)	(7,026)

Long term portion	28,263	126,738	6,022	789	161,812

Changes during the period (unaudited):
New loans	1,415	2,255	83	—	3,753
Interest deducted from loan balance	—	(3,493)	—	—	(3,493)
Repayment of loans	(50)	(2,080)	(104)	(11)	(2,245)
Transferred from current liabilities(1)	—	60,000	—	—	60,000
Currency translation differences	80	14,800	887	22	15,789

Balance at September 30, 2009 (unaudited)	31,226	202,759	7,810	847	242,642
Less: Short term portion	(1,465)	(4,967)	(1,107)	(52)	(7,591)

Long term portion	29,761	197,792	6,703	795	235,051

(1)	Represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the six months ended September 30, 2009 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.

The long term liabilities at September 30, 2009 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

1-2 years	7,234	64,475	1,053	89	72,851
2-3 years	2,197	4,229	1,082	93	7,601
3-4 years	2,930	3,341	1,116	93	7,480
4-5 years	2,930	1,728	1,096	93	5,847
After 5 years	14,470	124,019	2,356	427	141,272

The long term liabilities at September 30, 2009 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

US Dollar (USD)	—	62,755	—	13	62,768
British Pounds (GBP)	261	115,663	6,231	80	122,235
South Africa Rand (ZAR)	—	8,354	472	—	8,826
Unidades de Fomento (UF) (1)	791	8,402	—	—	9,193
Chinese Yuan (RMB)	28,709	—	—	—	28,709
Other	—	2,618	—	702	3,320

(1)	UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities at September 30, 2009 relate to loans and other payables that have:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts, except percentages, expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Fixed interest rates	1,052	135,037	—	782	136,871
Floating interest rates	28,709	62,755	6,703	13	98,180

	29,761	197,792	6,703	795	235,051

Average interest rates applied during the period	7.93%	3.31%	2.96%	0.00%	3.84%

14—Current liabilities

	September 30,
	2009	March 31,
Amounts expressed in thousands of USD	Unaudited	2009

Current installments of long term liabilities	7,591	7,026
Short term loans(1)	1,633	61,867
Bank overdrafts	310	192
Trade creditors	11,779	10,445
Amounts payable to affiliated companies*	37	128
Taxation and social security	10,149	6,423
Accruals and deferred income	30,925	17,200
Other creditors	17,236	20,047

	79,660	123,328

(1)	USD 60.0 million of the amount at March 31, 2009 represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the six months ended September 30, 2009 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.

*	Affiliated companies are companies in the Biwater group and partners in our proportionately consolidated companies.
15—Segmental disclosures
Revenue—geographical analysis

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2009	2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	39,302	47,898
South Africa	11,749	11,648
Indonesia	6,646	7,050
China	12,137	8,670
Chile	8,092	4,707
Panama	5,065	5,562
The Philippines	1,468	1,470
Holding Companies	1,390	1,417
Less: Inter-segment sales	(1,132)	(1,166)

	84,717	87,256

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

	Six months	Six months
Revenue—regulated and unregulated	ended	ended
	September 30,	September 30,
	2009	2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

Regulated	69,567	70,958
Unregulated	15,150	16,298

	84,717	87,256

Operating profit—geographical analysis

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2009	2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	11,732	15,229
South Africa	3,044	3,713
Indonesia	2,022	2,748
China	1,155	1,120
Chile	1,369	185
Panama	2,203	2,573
The Philippines	677	586
Holding Companies	(3,602)	(4,347)

	18,600	21,807

Net profit—geographical analysis

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2009	2008
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	9,714	6,532
South Africa	1,692	2,676
Indonesia	1,413	1,933
China	353	353
Chile	1,123	(1,044)
Panama	2,247	2,138
The Philippines	633	563
Holding Companies	(3,470)	(2,299)

Continuing Operations	13,705	10,852

Discontinued Operations — Belize (note 17)	179	179
Discontinued Operations — Mexico (note 17)	—	10

	13,884	11,041

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Six months ended		Six months ended
	September 30, 2009		September 30, 2008
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	18,673		19,880
Dutch standard rate	(4,762)	25.5	(5,069)	25.5
Disallowed expenditure	(138)	0.7	(273)	1.4
Non-taxable income	25	(0.1)	170	(0.9)
Prior period adjustments	25	(0.1)	(206)	1.0
Changes in tax rates	—	—	670	(3.4)
Changes in tax legislation(1)	1,352	(7.3)	(1,538)	7.7
Increase in deferred tax assets not recognized	(792)	4.2	(386)	1.9
Decrease in deferred tax assets not recognized	437	(2.3)	86	(0.4)
Inflation adjustment	(213)	1.1	338	(1.7)
Effect of overseas tax rates	265	(1.4)	(767)	3.9
Deferred tax on un-remitted foreign earnings	(598)	3.2	(1,203)	6.1
Other	60	(0.3)	(53)	0.2

Total tax charge	(4,339)	23.2	(8,231)	41.4

(1)	In the six months ended September 30, 2009 this relates to a change in United Kingdom tax law which means that dividends remitted from foreign operations are no longer subject to U.K. tax. As a result deferred tax provisions in our U.K. holding companies in relation to potential remittances from our project company in Panama are being reversed during 2009/10. The total reversal in the year ending March 31, 2010 will be approximately $4.0 million. In the six months ended September 30, 2008 this related to a change in the system of tax allowances for industrial buildings in the United Kingdom which caused the recording of a deferred tax liability and corresponding charge to the statement of income.
17—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2009 the last of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company released USD 0.25 million to pre-tax income in the six months ended September 30, 2009, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the remaining promissory note. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these interim financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the six months ended September 30, 2008.
18—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sections established within BRASS. The Cascal section is called the Water Company Section and the other section is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate section, it is established under the same documentation that governs the Main Section and shares the same trustees.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 13.8 million) as at September 30, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 the trustees agreed in principle to reduce the letter of credit to GBP 7.1 million (USD 11.4 million) based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million.
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 54.9 million as of September 30, 2009.
19—Subsequent events
On October 3, 2009 Cascal received the last of four promissory notes due from the Government of Belize and all associated interest as described in note 17.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately four and a half million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us that may cause actual results to differ materially from those indicated by such forward-looking statements including, among others: if we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced; if we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer; and any pending or future acquisitions we decide to undertake involve risks; together with those factors set forth under the headings “Forward-looking Statements”, “Risk Factors” and “Operating Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2009 as filed with the Securities and Exchange Commission (SEC) on July 1, 2009. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results for the three months ended September 30, 2009 and 2008
The following table sets forth our statement of income data as a percentage of revenue for the three months ended September 30, 2009 and 2008 as well as showing the percentage change on a period to period basis:
Dutch GAAP

	Three months ended	Percentage of	Three months ended	Percentage of	Percentage change
(Dollars in thousands)	September 30, 2009	revenue	September 30, 2008	revenue	2008-2009

Revenue	43,822	100.0%	44,294	100.0%	(1.1)%
Raw and auxiliary materials and other external costs	11,598	26.4%	10,498	23.7%	10.5%
Staff costs	10,087	23.0%	9,531	21.5%	5.8%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,248	14.3%	6,441	14.5%	(3.0)%
Profit on disposal of intangible and tangible fixed assets	(40)	(0.1)%	(4)	(0.0)%	900.0%
Other operating charges(1)	6,960	15.9%	7,669	17.4%	(9.2)%

Total operating expenses	34,853	79.5%	34,135	77.1%	2.1%

Operating profit	8,969	20.5%	10,159	22.9%	(11.7)%

Gain on disposal of subsidiary	248	0.5%	248	0.5%	n/a
Exchange rate results(2)	467	1.0%	3,443	7.8%	(86.4)%
Interest income	211	0.5%	1,554	3.5%	(86.4)%
Interest expense	(895)	(2.0)%	(4,410)	(9.9)%	79.7%

Profit before taxation	9,000	20.5%	10,994	24.8%	(18.1)%
Taxation	(1,328)	(3.0)%	(5,136)	(11.6)%	74.1%
Minority interest	(284)	(0.6)%	(310)	(0.7)%	8.4%

Net profit	7,388	16.9%	5,548	12.5%	33.2%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.
•	Commentary on revenue and operating profit for the three months ended September 30, 2009 and 2008 is provided below following our discussion of EBITDA.

•	Interest expense has declined due to the reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom, together with a reduction in interest rates on some of our floating rate borrowing.

•	Interest income has also been affected by a reduction in interest rates resulting in lower interest income from our cash balances together with the recognition of $0.6 million of accrued interest in the six months ended September 30, 2008 due under the terms of a loan advanced to the former minority shareholder in our Nelspruit subsidiary.

EBITDA
EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

	Three months ended	Three months ended
(Dollars in thousands)	September 30, 2009	September 30, 2008

Net profit	$7,388	$5,548
Add:
Interest (income)/expense and exchange rate results	217	(587)
Gain on disposal of subsidiary	(248)	(248)
Taxation	1,328	5,136
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,248	6,441
Profit on disposal of intangible and tangible fixed assets	(40)	(4)
Minority interest	284	310

EBITDA	$15,177	$16,596

Revenue	$43,822	$44,294

EBITDA as a percentage of revenue	34.6%	37.5%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended September 30, 2009 and 2008. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.
Dutch GAAP

	Revenue by country (as reported)
	Three months ended		Three months
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2009	revenue	2008	revenue

United Kingdom	$20,432	46.6%	$23,694	53.5%
South Africa	6,392	14.6%	6,271	14.1%
Indonesia	3,551	8.1%	3,639	8.2%
China (1)	6,247	14.3%	5,245	11.8%
Chile (2)	3,790	8.6%	2,111	4.8%
Panama	2,480	5.7%	2,551	5.8%
The Philippines	755	1.7%	709	1.6%
Holding companies	175	0.4%	74	0.2%

	$43,822	100.0%	$44,294	100.0%

(1)	The results of operations of Zhumadian are included from July 23, 2008, the date of its acquisition, in the three months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended September 30, 2009.

The table below sets out our revenue by country by dollar amount for the three months ended September 30, 2009 compared to the three months ended September 30, 2008 presented at constant exchange rates.
Revenue

Dutch GAAP

			Three months
	Three months	Three months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$20,432	$23,694	$20,410	$22	0.1%
South Africa	6,392	6,271	6,119	273	4.5%
Indonesia	3,551	3,639	3,342	209	6.3%
China (1)	6,247	5,245	5,275	972	18.4%
Chile (2)	3,790	2,111	2,001	1,789	89.4%
Panama	2,480	2,551	2,551	(71)	(2.8)%
The Philippines	755	709	669	86	12.9%
Holding companies	175	74	118	57	50.4%

Total operations	$43,822	$44,294	$40,485	$3,337	8.2%

Exchange rate effect			3,809

Total after exchange rate effect	$43,822	$44,294	$44,294

(1)	The results of operations of Zhumadian are included from July 23, 2008, the date of its acquisition, in the three months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended September 30, 2009.
Our revenue for the three months ended September 30, 2009 increased by $3.3 million compared to the three months ended September 30, 2008 at constant exchange rates.
•	Chile. Of the $1.8 million overall increase in revenue, $1.5 million relates to the contribution made by Servicomunal and Servilampa, which we acquired on June 27, 2008. A further $0.3 million of the total increase was contributed by our subsidiary in Northern Chile, mainly the result of tariff and volume increases. The remainder of the increase originates from our pre-existing operations in Santiago.

•	China. The $1.0 million increase was mainly due to the inclusion of revenue from our acquisition of Zhumadian from July 23, 2008. This accounts for $0.7 million of the increase with the remainder coming from a combination of rate and volume increases in our pre-existing operations in China.

•	South Africa. The $0.3 million increase in revenue is primarily the result of a 10% rate increase implemented by our Nelspruit subsidiary and an increase 9% implemented by Siza Water, both with effect from July 2009. These increases were partially offset by lower sundry revenue for additional services in our Nelspruit subsidiary.

•	Indonesia. The $0.2 million increase in revenue is due to increased volumes sold and an increase in connection income during the period.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended September 30, 2009 and 2008.

Dutch GAAP	Operating profit by country (as reported)
	Three months		Three months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2009	operating profit	2008	operating profit

United Kingdom	$5,207	58.0%	$7,197	70.8%
South Africa	1,763	19.7%	2,271	22.4%
Indonesia	1,164	13.0%	1,419	14.0%
China (1)	592	6.6%	503	4.9%
Chile (2)	469	5.2%	2	0.0%
Panama	1,117	12.5%	951	9.4%
The Philippines	380	4.2%	281	2.8%
Holding companies	(1,723)	(19.2)%	(2,465)	(24.3)%

	$8,969	100.0%	$10,159	100.0%

(1)	The results of operations of Zhumadian are included from July 23, 2008, the date of its acquisition, in the three months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended September 30, 2009.

The table below sets out our operating profit by country by dollar amount for the three months ended September 30, 2009 compared to the three months ended September 30, 2008 presented at constant exchange rates.
Operating profit

Dutch GAAP

			Three months
			ended
	Three months	Three months	September 30,	Change 2008-
	ended	ended	2008 at	2009 at	Percentage
	September 30,	September 30,	constant	constant	change 2008-
	2009 as	2008 as	exchange	exchange	2009 at constant
(Dollars in thousands)	reported	reported	rates	rates	exchange rates

United Kingdom	$5,207	$7,197	$6,269	$(1,062)	(16.9)%
South Africa	1,763	2,271	2,213	(450)	(20.3)%
Indonesia	1,164	1,419	1,303	(139)	(10.7)%
China (1)	592	503	493	100	20.3%
Chile (2)	469	2	4	465	11,625.0%
Panama	1,117	951	951	166	17.5%
The Philippines	380	281	261	119	45.6%
Holding companies	(1,723)	(2,465)	(2,517)	794	31.5%

Total operations	$8,969	$10,159	$8,977	$(8)	(0.1)%

Exchange rate effect			1,182

Total after exchange rate effect	$8,969	$10,159	$10,159

(1)	The results of operations of Zhumadian are included from July 23, 2008, the date of its acquisition, in the three months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the three months ended September 30, 2009.
Our operating profit for the three months ended September 30, 2009 remained constant compared to the three months ended September 30, 2008 at constant exchange rates.
•	The operating loss reported by the holding companies improved by $0.8 million principally due to the reduced costs of compliance with Sarbanes-Oxley and a reduction in legal and other professional fees.

•	The operating profit of our Chilean operations increased by $0.5 million due to the contribution from Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month lag due to having non-coterminous year ends in combination with inflation based tariff increases awarded to and higher volumes sold by our pre-existing Chilean operations, offset in part by higher costs of operation, notably electricity.

•	The operating profit of the South African businesses decreased by $0.5 million mainly due to the inclusion in the three months to September 30, 2008 of a $0.3 million bad debt recovery in connection with the buy back of the previous 10% minority shareholding in our Nelspruit subsidiary.

•	The operating profit reported by our U.K. businesses decreased by $1.1 million, due to a 2.4% real rate reduction in the regulated business and some margin contraction in the unregulated business, together with one-off costs associated with the current five yearly rate review process ($0.2 million) and pension costs ($0.3 million).

Results for the six months ended September 30, 2009 and 2008
The following table sets forth our statement of income data as a percentage of revenue for the six months ended September 30, 2009 and 2008 as well as showing the percentage change on a period to period basis:
Dutch GAAP

	Six months ended	Percentage of	Six months ended	Percentage of	Percentage
(Dollars in thousands)	September 30, 2009	revenue	September 30, 2008	revenue	change 2008-2009

Revenue	84,717	100.0%	87,256	100.0%	(2.9)%
Raw and auxiliary materials and other external costs	22,095	26.1%	20,531	23.5%	7.6%
Staff costs	18,773	22.1%	18,401	21.1%	2.0%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,191	14.4%	12,366	14.2%	(1.4)%
(Profit)/loss on disposal of intangible and tangible fixed assets	(1,275)	(1.5)%	(804)	(0.9)%	(58.6)%
Other operating charges(1)	14,333	16.9%	14,955	17.1%	(4.2)%

Total operating expenses	66,117	78.0%	65,449	75.0%	1.0%

Operating Profit	18,600	22.0%	21,807	25.0%	(14.7)%

Gain on disposal/termination of subsidiary	248	0.3%	251	0.3%	(1.2)%
Exchange rate results(2)	719	0.8%	3,262	3.7%	(78.0)%
Interest income	433	0.5%	2,104	2.4%	(79.4)%
Interest expense	(1,327)	(1.6)%	(7,544)	(8.6)%	82.4%

Profit before Taxation	18,673	22.0%	19,880	22.8%	(6.1)%
Taxation	(4,339)	(5.1)%	(8,231)	(9.4)%	47.3%
Minority Interest	(450)	(0.5)%	(608)	(0.7)%	26.0%

Net Profit	13,884	16.4%	11,041	12.7%	25.7%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.

EBITDA
A full description of the measure EBITDA is contained in the “Results of operations for the three months ended September 30, 2009 and 2008” section.

	Six months ended	Six months ended
(Dollars in thousands)	September 30, 2009	September 30, 2008

Net profit	$13,884	$11,041
Add:
Interest (income)/expense and exchange rate results	175	2,178
Gain on disposal/termination of subsidiary	(248)	(251)
Taxation	4,339	8,231
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,191	12,366
(Profit)/loss on disposal of intangible and tangible fixed assets	(1,275)	(804)
Minority interest	450	608

EBITDA	$29,516	$33,369

Revenue	$84,717	$87,256

EBITDA as a percentage of revenue	34.8%	38.2%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the six months ended September 30, 2009 and 2008. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Six months		Six months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2009	revenue	2008	revenue

United Kingdom	$39,302	46.4%	$47,898	54.9%
South Africa	11,749	13.9%	11,648	13.3%
Indonesia	6,646	7.8%	7,050	8.1%
China (1)	12,137	14.3%	8,670	9.9%
Chile (2)	8,092	9.6%	4,707	5.4%
Panama	5,065	6.0%	5,562	6.4%
The Philippines	1,468	1.7%	1,470	1.7%
Holding companies	258	0.3%	251	0.3%

Total	$84,717	100.0%	$87,256	100.0%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended September 30, 2009.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the six months ended September 30, 2009 and 2008.

Dutch GAAP	Operating profit by country (as reported)
	Six months		Six months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2009	operating profit	2008	operating profit

United Kingdom	$11,732	63.1%	$15,229	69.9%
South Africa	3,044	16.4%	3,713	17.0%
Indonesia	2,022	10.9%	2,748	12.6%
China (1)	1,155	6.2%	1,120	5.1%
Chile (2)	1,369	7.4%	185	0.8%
Panama	2,203	11.8%	2,573	11.8%
The Philippines	677	3.6%	586	2.7%
Holding companies	(3,602)	(19.4)%	(4,347)	(19.9)%

Total	$18,600	100.0%	$21,807	100.0%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended September 30, 2009.

Six months ended September 30, 2009 compared to six months ended September 30, 2008
Revenue

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant exchange
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	rates

United Kingdom	$39,302	$47,898	$39,173	$129	0.3%
South Africa	11,749	11,648	11,080	669	6.0%
Indonesia	6,646	7,050	6,300	346	5.5%
China (1)	12,137	8,670	8,757	3,380	38.6%
Chile (2)	8,092	4,707	4,194	3,898	92.9%
Panama	5,065	5,562	5,562	(497)	(8.9)%
The Philippines	1,468	1,470	1,353	115	8.5%
Holding companies	258	251	253	5	2.0%

Total operations	$84,717	$87,256	$76,672	$8,045	10.5%

Exchange rate effect			10,584

Total after exchange rate effect	$84,717	$87,256	$87,256

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.
Our revenue for the six months ended September 30, 2009 increased by $8.0 million compared to the six months ended September 30, 2008 at constant exchange rates.
•	Chile. Of the $3.9 million overall increase in revenue, $2.9 million relates to the contribution made by Servicomunal and Servilampa. A further $0.7 million of the total increase was contributed by our subsidiary in Northern Chile, as a result of volume and tariff increases. The remainder of the increase originates from pre-existing operations in Santiago and is the result of inflation based tariff adjustments and higher volumes sold.

•	China. The $3.4 million increase was mainly due to the inclusion of our share of revenue from the Yancheng joint venture and revenue from Zhumadian. These acquisitions account for $3.0 million of the increase with the remainder coming from a combination of rate and volume increases in our pre-existing operations in China.

•	South Africa. The $0.7 million increase in revenue is primarily the result of a 10% rate increase implemented by our Nelspruit subsidiary and an increase 9% implemented by Siza Water, both with effect from July 2009. These increases were partially offset by lower sundry revenue for additional services in our Nelspruit subsidiary.

•	Panama. The $0.5 million decrease in revenue from our Panama operation is due to $0.5 million of additional revenue recognized in the six months ended September 30, 2008 which related to a prior period following the late approval by our client of a rate increase.

Raw and auxiliary materials and other external costs

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$8,247	$10,078	$8,243	$4	0.0%
South Africa	3,654	3,354	3,206	448	14.0%
Indonesia	2,671	2,348	2,099	572	27.3%
China (1)	3,834	2,338	2,365	1,469	62.1%
Chile (2)	3,288	1,991	1,772	1,516	85.6%
Panama (3)	5	5	5	—	n/a
The Philippines	396	417	384	12	3.1%
Holding companies	—	—	—	—	n/a

Total operations	$22,095	$20,531	$18,074	$4,021	22.2%

Exchange rate effect			2,457

Total after exchange rate effect	$22,095	$20,531	$20,531

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs increased by $4.0 million comparing the six months ended September 30 2008 to the six months ended September 30, 2009 at constant exchange rates.
•	Chile. Of the $1.5 million total increase, $1.1 million is attributable to Servicomunal and Servilampa, which we acquired on June 27, 2008. The remaining increase derives from our operation in Northern Chile and reflects increased prices paid for electricity, together with increased chemical costs.

•	China. The overall increase of $1.5 million is primarily due to the inclusion of a full six months of raw material costs incurred by Yancheng and Zhumadian which we acquired on April 28, 2008 and July 23, 2008, respectively. This accounted for $1.4 million of the increase. The costs incurred by our pre-existing Chinese operations increased by $0.1 million from their 2008/09 level.

•	Indonesia. The $0.6 million increase represents increased prices paid for electricity and chemicals together with an increase in costs in relation to water meters.

•	South Africa. The $0.4 million increase is due mainly to an increase in the costs of electricity, chemicals and raw water partially offset by a decrease in vehicle fuel costs.

Staff Costs

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$8,685	$9,375	$7,667	$1,018	13.3%
South Africa	3,009	2,823	2,649	360	13.6%
Indonesia	691	755	674	17	2.5%
China (1)	3,116	2,362	2,380	736	30.9%
Chile (2)	946	784	698	248	35.5%
Panama (3)	10	—	—	10	n/a
The Philippines	165	170	158	7	4.4%
Holding companies	2,151	2,132	1,777	374	19.5%

Total operations	$18,773	$18,401	$16,003	$2,770	21.0%

Exchange rate effect			2,398

Total after exchange rate effect	$18,773	$18,401	$18,401

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Our staff costs increased by $2.8 million comparing the six months ended September 30, 2008 to the six months ended September 30, 2009 at constant exchange rates.
•	United Kingdom. The overall increase of $1.0 million is primarily due to a combination of annual salary and headcount increases in our unregulated businesses which together with associated social and pension costs account for $0.7 million of the variance. The remaining variance is largely a result of non-recurring pension costs incurred during the period.

•	China. The increase of $0.7 million includes $0.5 million of staff costs related to our share of the Yancheng joint venture and Zhumadian subsidiary that we acquired on April 29, 2008 and July 23, 2008, respectively. The remainder of the increase represents higher salary costs in our Hong Kong and Shanghai offices, together with our four pre-existing operations in China due to annual salary increases.

•	Holding companies. The $0.4 million increase is primarily due to redundancy and recruitment costs in the corporate head office, partially offset by a reduction in defined benefit pension costs

•	South Africa. The $0.4 million increase is due to the annual wages and salary reviews for our Nelspruit and Siza Water subsidiaries together with increased staff numbers and an adjustment to medical costs for Siza Water.

•	Chile. The $0.2 million increase in staff costs is due to the contribution of Servicomunal and Servilampa, which we acquired on June 27, 2008.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$6,316	$7,764	$6,349	$(33)	(0.5)%
South Africa	800	700	669	131	19.6%
Indonesia	548	477	426	122	28.6%
China (1)	2,447	1,661	1,688	759	45.0%
Chile (2)	1,451	1,047	933	518	55.5%
Panama	417	417	417	—	n/a
The Philippines	128	121	112	16	14.3%
Holding companies	84	179	176	(92)	(52.3)%

Total operations	$12,191	$12,366	$10,770	$1,421	13.2%

Exchange rate effect			1,596

Total after exchange rate effect	$12,191	$12,366	$12.366

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill increased by $1.4 million comparing the six months ended September 30, 2008 to the six months ended September 30, 2009 at constant exchange rates.
•	China. The $0.8 million increase is comprised of $0.7 million, which is our share of depreciation expense incurred by our Yancheng joint venture and our subsidiary in Zhumadian and $0.2 million of amortization of goodwill and other intangible assets related to Yancheng and Zhumadian. These amounts are offset in part by a $0.1 million reduction in depreciation charges for our pre-existing operations in China.

•	Chile. The $0.5 million increase is a result of the contribution to depreciation and amortization expenses by our June 27, 2008 acquisitions of Servicomunal and Servilampa.

•	South Africa. The $0.1 million increase resulted from higher depreciation charges related to an increase in tangible fixed assets in the period.

•	Indonesia. The $0.1 million increase results from higher depreciation charges related to an increase in tangible fixed assets in the period.

•	Holding Companies. The $0.1 million decrease results from certain intangible assets being fully amortized at the beginning of the period.

(Profit)/Loss on disposal of intangible and tangible fixed assets

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(1,278)	$(798)	$(653)	$(625)	95.7%
South Africa	7	—	—	7	n/a
Indonesia	(3)	—	—	(3)	n/a
China (1)	1	—	—	1	n/a
Chile (2)	(2)	(6)	(5)	3	n/a

Total operations	$(1,275)	$(804)	$(658)	$(617)	93.8%

Exchange rate effect			(146)

Total after exchange rate effect	$(1,275)	$(804)	$(804)

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended September 30, 2009.
Our profit on disposal of intangible and tangible fixed assets increased by $0.6 million comparing the six months ended September 30, 2008 to the six months ended September 30, 2009 at constant exchange rates.
•	United Kingdom. The $0.6 million increase is due most notably to the disposal of property assets.

Other operating charges

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$5,600	$6,250	$5,111	$489	9.6%
South Africa	1,235	1,058	1,012	223	22.0%
Indonesia	717	722	644	73	11.3%
China (1)	1,583	1,189	1,195	388	32.5%
Chile (2)	1,040	706	634	406	64.0%
Panama (3)	2,430	2,567	2,567	(137)	(5.3)%
The Philippines	102	176	164	(62)	(37.8)%
Holding companies	1,626	2,287	2,330	(704)	(30.2)%

Total operations	$14,333	$14,955	$13,657	$676	4.9%

Exchange rate effect			1,298

Total after exchange rate effect	$14,333	$14,955	$14,955

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Other operating charges in the six months ended September 30, 2009 increased by $0.7 million compared to the six months ended September 30, 2008 at constant exchange rates.
•	United Kingdom. The $0.5 million increase is a result of $0.2 million of non-recurring costs in connection with the five yearly tariff review process in our UK project company, together with increases in general operating costs.

•	Chile. The $0.4 million increase is the result of including the contribution to other operating charges from Servicomunal and Servilampa, which we acquired on June 27, 2008.

•	China. The $0.3 million increase is primarily due to $0.2 million of contribution to other operating charges made by Yancheng and Zhumadian, which we acquired on April 29, 2008 and July 23, 2008, respectively.

•	South Africa. The $0.2 million increase results primarily from a $0.3 million bad debt recovery during the six months ended September 30, 2008 in connection with the buy back of the previous 10% minority shareholding in our Nelspruit subsidiary.

•	Holding Companies. The $0.7 million decrease is largely a result of lower Sarbanes Oxley compliance cost ($0.2 million), a reduction in legal fees which included post IPO costs in the prior period ($0.2 million) and a reduction in other professional fees ($0.1 million).

Gain on disposal of subsidiary

Dutch GAAP

	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
(Dollars in thousands)	as reported	as reported

Gain on disposal of subsidiary (pre-tax)	$248	$251

The gain in the six months ended September 30, 2008 and 2009 arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.25 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in note 17 to the unaudited interim consolidated financial statements.

Interest (expense)/income and exchange rate results

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$1,728	$(4,102)	$(3,356)	$5,084	n/a
South Africa	(426)	310	297	(723)	n/a
Indonesia	23	8	7	16	(228.6)%
China (1)	(68)	26	22	(90)	n/a
Chile (2)	(162)	(955)	(850)	688	80.9%
Panama	(156)	(262)	(262)	106	40.5%
The Philippines	(4)	17	16	(20)	n/a
Holding companies	(1,110)	2,773	2,751	(3,861)	n/a

Total continuing operations	$(175)	$(2,185)	$(1,375)	$1,200	87.3%

Discontinued operations — Mexico (3)	—	7	6	(6)	n/a

Exchange rate effect			(809)

Total after exchange rate effect	$(175)	$(2,178)	$(2,178)

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.

(3)	Represents results of the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our interest (expense)/income and exchange rate results changed by $1.2 million comparing the six months ended September 30, 2008 to the six months ended September 30, 2009 at constant exchange rates.
•	United Kingdom. Our U.K. subsidiary received a credit of $3.5 million in the six months ended September 30, 2009 compared to a charge of $2.0 million during the six months ended September 30, 2008 in respect of a reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom. This net saving of interest expense of $5.5 million, together with the benefit of lower variable interest rates of $0.2 million is offset by lower interest income on cash balances of $0.4 million and lower amounts of interest capitalized on construction-in-progress amounting to $0.2 million.

•	Chile. The decreased net expense of $0.7 million is primarily due to the effects of converting certain monetary assets and liabilities between the Chilean Peso and the Unidades de Fomento (UF) for financial reporting purposes, together with $0.2 million of stamp tax which was incurred on the acquisition of Servicomunal and Servilampa in the six months ended September 30, 2008.

•	South Africa. Of the total $0.7 million increase in net expense, $0.6 million is due to the recognition in the six months ended September 30, 2008 of accrued interest due under the terms of a loan advanced to the former minority shareholder in our Nelspruit subsidiary. The remainder comes from a reduction in interest income due to lower interest rates and reduced cash balances.

•	Holding companies. The $3.9 million increase in net expense is primarily due to a $3.6 million exchange gain in the six months ended September 30, 2008 compared to a negligible gain in the current period, together with a $0.3 million in arrangement fees in connection with our revolving loan facility.

Taxation

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

Operating companies	$(5,512)	$(7,436)	$(6,438)	$926	14.4%
Holding companies	1,242	(726)	(793)	2,035	n/a

Total operations	$(4,270)	$(8,162)	$(7,231)	$2,961	40.9%

Discontinued operations — Belize	(69)	(69)	(69)	—	n/a
Exchange rate effect			(931)

Total after exchange rate effect	$(4,339)	$(8,231)	$(8,231)

The overall effective tax rates for the six months ended September 30, 2008 and the six months ended September 30, 2009 were 41.4% and 23.2%, respectively. The change in effective tax rates was significantly influenced by:
•	Holding companies. Due to a change in United Kingdom tax law dividends remitted from foreign operations are no longer subject to UK tax. As a result deferred tax provisions in our holding companies in relation to potential remittances from our project company in Panama are being reversed during 2009/10. This reversal has resulted in a credit of $1.4m during the six months ended September 30, 2009. The total reversal in the year ending March 31, 2010 will be approximately $4.0 million. We have also addressed aspects of the underlying inefficiencies within our tax structure, which manifested themselves in terms of the consolidated effective tax rate at levels considerably higher than the statutory rates of 25.5% and 28% in The Netherlands and United Kingdom, respectively. This has contributed to the decrease in the consolidated effective tax rate reported for the six months ended September 30, 2009 compared with the same six month period of last year.

•	United Kingdom. The U.K. subsidiary, which accounts for the largest component of the group’s tax charge incurred tax at an effective rate of 27.8% in the six months ended September 30, 2009 compared to 41.8% in the prior period. The prior period was affected by a change in the system of tax allowances for industrial buildings which generated a deferred tax charge to the statement of income of approximately $1.5 million in the six months ended September 30, 2008.

•	Indonesia. Our effective tax rate for the six months ended September 30, 2009 has also benefited from a reduction in the standard rate of profit tax in Indonesia from 30% to 28% which was effective from January 1, 2009.

Minority interest

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

South Africa	$(132)	$(316)	$(304)	$172	56.6%
China	(318)	(292)	(296)	(22)	7.4%

Total	$(450)	$(608)	$(600)	$150	25.0%

Exchange rate effect			(8)

Total after exchange rate effect	$(450)	$(608)	$(608)

Minority interests decreased by $0.2 million primarily due to the purchase of the 10% minority interest in our Nelspruit subsidiary in South Africa in August 2008 and the lower post-tax result of Siza Water.

Net profit

Dutch GAAP

			Six months
	Six months	Six months	ended		Percentage
	Ended	ended	September 30,	Change 2008-	change 2008-
	September 30,	September 30,	2008 at	2009 at	2009 at
	2009 as	2008 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$9,714	$6,532	$5,343	$4,371	81.8%
South Africa	1,692	2,676	2,552	(860)	(33.7)%
Indonesia	1,413	1,933	1,729	(316)	(18.3)%
China (1)	353	353	355	(2)	(0.6)%
Chile (2)	1,123	(1,044)	(932)	2,055	n/a
Panama	2,247	2,138	2,138	109	5.1%
The Philippines	633	563	514	119	23.2%
Holding companies	(3,470)	(2,299)	(2,079)	(1,391)	(66.9)%

Total continuing operations	$13,705	$10,852	$9,620	$4,085	42.5%

Discontinued operations — Belize	179	179	179	—	n/a
Discontinued operations — Mexico (3)	—	10	8	(8)	n/a

Exchange rate effect			1,234

Total after exchange rate effect	$13,884	$11,041	$11,041

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the six months ended September 30, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the six months ended September 30, 2008.

(2)	Includes the results of Servicomunal and Servilampa in the six months ended June 30, 2009.

(3)	Represents results of the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
For the reasons set forth above, our net profit at constant exchange rates has increased by $4.1 million.

Liquidity and capital resources
The following table summarizes our cash flows for the six months ended September 30, 2009 and 2008.
Dutch GAAP

	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$29.1 million	$32.8 million

Cash flow from (used in) investing activities	$(25.0) million	$(76.3) million

Cash flow from (used in) financing activities	$(2.2) million	$32.2 million

Operating activities
Operating cash flow decreased by $3.7 million during the six months ended September 30, 2009 relative to the six months ended September 30, 2008 due to a $6.1 million decrease in net profit after adjusting for non-cash items together with a $1.3 million increase in net interest and tax payments. These movements were offset by a $3.7 million improvement in working capital movements. Significant among the above mentioned non-cash items is the indexation of our regulated UK business’s long-term facility, which accounts for $5.5 million of the overall movement. See interest (expense)/income and exchange rate results above.
Investing activities
Cash flow used in investing activities decreased by $51.3 million during the six months ended September 30, 2009, relative to the six months ended September 30, 2008. This decrease reflects the $58.7 million cash outflow used in acquiring our share of the Yancheng joint venture in China and our subsidiaries in Zhumadian, China together with Servicomunal and Servilampa in Chile during the six months ended September 30, 2008. In addition there was a $0.3 million favorable change in the movements of our restricted cash balances. These movements were partially offset by an $8.2 million increase in cash used to purchase tangible fixed assets net of proceeds from disposals of tangible fixed assets. Of the $8.2 million increased purchases of tangible fixed assets approximately $7.7 million relates to our Zhumadian subsidiary, in connection with the construction of a new water treatment plant that is expected to be commissioned during 2009/10.
Financing activities
Cash flow from financing activities decreased by $34.4 million during the six months ended September 30, 2009 compared to the six months ended September 30, 2008. This decrease primarily resulted from a decrease in cash inflow from debt finance of $34.6 million. Furthermore, $2.0 million of cash was generated by our subsidiary, China Water, issuing shares to its 13% minority shareholder in the six months ended September 30, 2008 and there was a $0.4 million increase in distributions to minority shareholders. These movements were partially offset by a $2.8 million reduction in distributions to shareholders during the six months ended September 30, 2009 compared to the same period of the previous year, together with a $0.1 million cash inflow from the issue of shares in the six months ended September 30, 2009.

Capital expenditures
Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue on our balance sheet.
Our total investment in tangible fixed assets for the six months ended September 30, 2009 and 2008 were as follows:
Dutch GAAP

	Six months ended	Six months ended
	September 30, 2009	September 30, 2008
	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$23.2 million	$18.2 million

Contributions receivable(2)	$3.2 million	$5.3 million

Total investment in tangible fixed assets, net	$20.0 million	$12.9 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.
Our 51% owned Zhumadian subsidiary, acquired on July 23, 2008, has continued with a significant infrastructure project which was commenced prior to our acquisition of a share in the business and that will materially expand its water treatment capacity. During the six months ended September 30, 2009 approximately $7.7 million was invested in this project. The overall investment is being funded by a combination of external and shareholder loans.
With the exception of Zhumadian the most significant investments in tangible fixed assets during the period ended September 30, 2009 were made by our U.K. subsidiary and our Indonesian joint venture in the amounts of $7.2 million ($6.4 million net of contributions) and $3.7 million ($3.7 million net of contributions), respectively. The corresponding investments in tangible fixed assets made by these subsidiaries during the six months ended September 30, 2008 were $10.9 million ($9.5 million net of contributions) and $1.9 million ($1.9 million net of contributions), respectively.
Credit arrangements and loan facilities
On June 26, 2009, we entered into a $70 million credit facility with HSBC Bank Plc. Of this amount, $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses and $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. This facility is an amendment and restatement of a previous facility with HSBC Bank Plc.
As at September 30, 2009 we had drawn down the full $60 million available under the revolving loan facility.

Off-balance sheet arrangements
We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 13.8 million) as at September 30, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 the trustees agreed in principle to reduce the letter of credit to GBP 7.1 million (USD 11.4 million) based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million.
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenue, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of September 30, 2009 52% of our long term debt was denominated in British Pound sterling and the remaining 48% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of September 30, 2009, $115.7 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. As at September 30, 2009, our U.K. project company has entered into a new three year arrangement from October 2009 that will afford it opportunities to procure electricity in an efficient manner by reference to prevailing wholesale prices, but with costs which will be capped by reference to current prevailing wholesale prices.

Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2008 edition of the Dutch Accounting Standards, the effects of which on the Company’s accounting policies have been considered by the directors:
Subsequent events — If the balance sheet is prepared before profit appropriation, then any dividends to be paid on preferred shares and any additions to the legal reserves will not be deducted from the share premium reserve or other reserves, but rather presented separately as a (negative) part of the equity. (DAS 160);
Mergers and acquisitions — The option to recognize the part of negative goodwill that has no relation to expected losses corresponding to the chosen handling of positive goodwill, directly to equity or the result, is no longer applicable. Only the amount by which this part of goodwill exceeds the fair value of the identified non-monetary assets can be recognized directly to the result. (DAS 216);
Work in progress — This Standard is fully revised. Although the changes with respect to the contents are small, it is expressed more clearly that work in progress is not a part of inventory, but should be presented as a separate line item between inventory and receivables. This balance sheet item is the result of the recognition of project revenues and —costs in the income statement. The new standard also better connects to the recognition of revenues from rendering of services according to standard 270 Profit and loss statement. Under certain conditions the new Standard 221 is also applicable to property development. (DAS 221);
Share based payments — Up to edition 2007, the standards contain limited conditions with regard to share option plans for personnel. The new standard 275 deals with share based payments for personnel as well as other share based payments. Detailed guidance on recognition, presentation and disclosure of these payments is included. (DAS 275); and
Changes in Dutch Accounting Standard 271 on pensions — ‘RJ-Uiting 2008-6’ on changes in Dutch Accounting Standard 271 (RJ271.3) with regard to pension accounting has been published on December 22, 2008. The ‘Uiting’ contains the text of RJ271.3 including the changes that have been proposed earlier in ‘RJ-Uiting 2008-3’. The ‘Uiting’ announces that late January 2009 a new draft standard on pension accounting will be published. This draft standard will mean an important change in pension accounting. The pension obligations of an entity towards an employee will be the basic principle for pension accounting and the distinction between defined contribution and defined benefit plans will disappear.
These standards will become mandatory for the Company’s financial year ending March 31, 2010 with the exception of the changes to Dutch Accounting Standard 271 on pensions which will become mandatory for the Company’s financial year ending March 31, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V. (Registrant)
By:	/s/ Stephane Richer
Stephane Richer
Chief Executive Officer

By:	/s/ Mark Thurston
Mark Thurston
Chief Financial Officer

Date: November 10, 2009